82-3116

GREAT QUEST
METALS LTD.

04045788

October 19, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on October 19, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration

/kn
enclosure

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

October 19, 2004
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Announces the Appointment of a New Director
Great Quest to Attend Chicago Natural Resource Conference

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is very pleased to welcome Robert Veitch as Director of Great Quest Metals Ltd. Mr. Veitch has enjoyed a successful career spanning over thirty years in the North American Automobile Industry. In 1989, Mr. Veitch formed his own consulting firm, L&N Investments Ltd., and since then has enjoyed a consulting relationship with numerous Automobile Manufacturers such as Ford Motor Company, Toyota Canada and Chrysler Canada. His consulting service was built upon a platform of reviewing sales processes and the development of special projects. In 2001, Reynolds and Reynolds USA distinguished Mr. Veitch with the award of Consultant of the Year. Currently Mr. Veitch is on contract to a major Metro Dealership in Edmonton, Alberta.

Mr. Veitch has been closely associated with the junior exploration sector for the past 15 years. He brings an entirely new perspective to the Board of Great Quest Metals Ltd., and the current Directors look forward to working with him into the future. Mr. Veitch is very aware of the importance of shareholder value and is anxious to begin applying his years of business acumen towards the accomplishment of this very important goal.

Great Quest will be participating in the Chicago Natural Resource/Technology Conference & Exhibition on October 22nd and 23rd at Rolling Meadows Holiday Inn, Chicago, Illinois. The keynote speaker will be James Turk, editor of the "Free Market Gold & Money Report" and founder of *Goldmoney.com*. A Workshop will be held Friday night for newsletter subscribers, clients and associates. Saturday's program begins at 7:30a.m. For a complimentary reservation call 1-800-285-1700 / 1-317-633-1744 or email Barb Allen ballen@danoyes.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
President